FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January 2008

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PARAGRAPHS 1 TO 6 OF THE PRESS RELEASE ATTACHED TO THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971, 333-11650 AND 333-148318), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference is the following Registrant’s press release:

BOS Announces the signing of a Definitive Agreement for the Acquisition of Assets of Dimex Systems Ltd.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: January 30, 2008

BOS Announces the signing of a Definitive Agreement for the Acquisition of Assets of Dimex Systems Ltd.

Rishon Lezion, Israel – (PR News WIRE) – January 30, 2008 - B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC; TASE: BOSC), a leading provider of enterprise software and RFID solutions, announced today that it entered into a definitive agreement for the acquisition of assets and activities of Dimex Systems Ltd. (“Dimex”). Closing of the transaction, expected in the first quarter of 2008, is subject to the satisfaction of certain closing conditions.

Dimex, a profitable Israeli private company incorporated in 1988, is a leading integrator of AIDC (Automatic Identification and Data Collection) solutions based on RFID and Barcode technology. Dimex, which employs approximately 55 persons, has ended the year 2006 with revenues of approximately NIS 51 million ($11.5 million) and with operating income before tax of approximately NIS 5 million ($1.1 million) (numbers are based on audited Israeli GAAP).

BOS is acquiring the business operation of Dimex in consideration for approximately NIS 17.6 million ($4.8 million).

In addition, BOS is also acquiring Dimex’s inventory, accounts receivable and fixed assets in consideration for approximately NIS 27 million ($7.4 million).

The consideration shall be comprised of cash, payable over a 24-month period and 500,224 BOS ordinary shares (equal to approximately 4.4% of the outstanding shares of BOS.). Part of the acquisition will be financed by bank debt.

Dimex’s existing senior management together with a majority of Dimex’s workforce will become part of the BOS group.

On a pro-forma basis, the combined unaudited revenues of BOS, the recently acquired Summit Radio Corp. and Dimex, for the 9-month period ending September 30, 2007 would have amounted to approximately $39 million, as compared to $16.6 million BOS has reported for this period.

The aforementioned information as to the combined revenues of BOS, Summit and Dimex is presented for illustrative purposes only and is not necessarily indicative of the revenues that would have actually been reported had the acquisition occurred at the beginning of 2007, nor is it necessarily indicative of future revenues.

Shmuel Koren, President and CEO of the Company said: “Based on the joint capabilities of BOS and Dimex we can now offer comprehensive (hardware and software) RIFD and mobile solutions in the international markets.”

Edouard Cukierman, Chairman of BOS, commented: “This acquisition is an important step in the execution of our strategy and a clear demonstration of our vision to become a major provider of integrated RFID solutions.”

About BOS

B.O.S Better Online Solutions Ltd. (“BOS”) was established in 1990.

BOS’s operations consist of: (i) Software and Hardware RFID Solutions (ii) specialized enterprise software, including IBM System i middleware, data and license management and mobile connectivity, and (iii) Supply Chain products, reselling electronic systems and components for security, aerospace and networking.

BOS is traded on NASDAQ and on the Tel-Aviv Stock Exchange. Our website is www.boscorporate.com.

About Dimex

Dimex Systems Ltd. (“Dimex”) is a private Israeli company, established in 1988. Dimex is a leading integrator of Automatic Identification and Data Collection systems (AIDC) solutions based on RFID and Barcode technology.

For further information please contact:

B.O.S Better Online Solutions Ltd.
Mr. Zvi Rabin +972 50-560-0140
zvi@kwan.co.il

or

Mr. Eyal Cohen, CFO, +972-3-954-1000
eyalc@boscom.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.